Delisting Determination,The Nasdaq Stock Market, LLC,
July 5, 2016, Pacific Sunwear of California, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Pacific Sunwear of California, Inc. (the Company), effective at the opening of the trading session on July 15, 2016. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5450(a)(1) and 5110(b).
The Company was notified of the Staffs determination on March 1, 2016. The Company appealed the determination to a Hearing Panel. On April 12, 2016, the Company withdrew its request for an appeal.
The Staff determination to delist the Company became final on April 14, 2016.